OMC 8/15/11

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 5 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~53489~~ 57085 4

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1699 Woodfield Road, Suite 565
(No. and Street)

Schaumburg	IL	60173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

NBC Tower - Suite 1500 455 N. Cityfront Plaza Dr.	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11023033

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 9/1

OATH OR AFFIRMATION

I, Joshua Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Wealth Management LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
MICHELE M. MARTIN
Notary Public, State of Illinois
My Commission Expires 05/21/12

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 1500
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5313

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Member
Arete Wealth Management LLC
Schaumburg, Illinois

We have audited the accompanying statement of financial condition of Arete Wealth Management LLC (the Company) as of December 31, 2010 and the related statement of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arete Wealth Management LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

February 17, 2011

*Also licensed to practice by the State of Florida

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010	
ASSETS	
Cash and cash equivalents	$ 93,777
Commissions receivable	119,448
Prepaid expenses	23,003
Deposits	65,000
Total assets	$ 301,228
LIABILITY AND MEMBER'S EQUITY	
Liability:	
Commissions payable	$ 97,816
Total liability	97,816
Member's equity	203,412
Total liability and member's equity	$ 301,228

See notes to financial statements.

1. Organization and summary of significant accounting policies

Organization:

Arete Wealth Management LLC (the Company) is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, an Illinois limited liability corporation, was organized and began operations on January 20, 1998. The Company is headquartered in Schaumburg, Illinois.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally-insured limits. There have been no losses in these accounts and management believes that the Company is not exposed to any significant credit risk on cash.

Commissions receivable:

Commissions receivable represents the net amount relating to commissions/trading income less clearing costs from the clearing organization. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

1. Organization and summary of significant accounting policies (continued)

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Income taxes:

The Company is a limited liability company and is taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income tax on its income. Instead, the member of the Company is liable for federal and state income taxes on its taxable income, if any.

2. Clearing agreement

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

On December 4, 2009, the Company entered into a clearing agreement. The initial term of this agreement is five years. The agreement has a termination clause requiring payment of a lump sum figure representing the monthly clearing and execution fees for the remainder of the initial term.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had regulatory net capital of $203,412, which was $196,891 in excess of its required net capital of $6,521. At December 31, 2010, the Company's net capital ratio was 0.48 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

4. Commitments

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.

5. Related party transactions

The Company is a wholly-owned subsidiary of Old Growth Capital, LLC, a Delaware holding company specializing in financial service company management. The Company paid management fees in the amount of $150,000 to the parent organization for the year ended December 31, 2010.

6. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2010, the financial statement date, through February 17, 2011, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.